As filed with the Securities and Exchange Commission on August 19, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

SCHEDULE 14D-9
(Amendment No. 1)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
 _______________________

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
(Name of Subject Company)
_______________________

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
(Name of Person(s) Filing Statement)
_______________________

Class E Common Stock, $0.001 par value per share
(Title of Class of Securities)
_______________________

39818P880
(CUSIP Number of Class of Securities)
_______________________

Howard S. Hirsch
Chief Legal Officer and Secretary
Griffin Capital Essential Asset REIT, Inc.
1520 E. Grand Avenue
El Segundo, California 90245
(310) 469-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
_______________________

With Copies to:
Michael K. Rafter, Esq.
Erin Reeves McGinnis, Esq.
Nelson Mullins Riley & Scarborough LLP
Atlantic Station
201 17th Street NW, Suite 1700
Atlanta, Georgia  30363
(404) 322-6000
 _______________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed by Griffin Capital Essential Asset REIT, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on August 9, 2019, relating to the cash tender offer by Everest REIT Investors I, LLC ("Everest") to purchase up to 1,000,000 shares of Class E common stock, par value $0.001 per share, of the Company, at a price of $7.20 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Transfer Agreement, as filed under cover of Schedule TO by Everest with the SEC on August 1, 2019.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.
Item 8. Additional Information
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the following sentence from the first paragraph under the subheading entitled "Cautionary Note Regarding Forward-Looking Statements":

The Company intends for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.
Dated:	August 19, 2019	By:	/s/ Javier F. Bitar
Name: Javier F. Bitar
Title: Chief Financial Officer and Treasurer